Exhibit 5.1

April 4, 2025

Global Self Storage, Inc.

3814 Route 44

Milbrook, NY 12545

Ladies and Gentlemen:

We have acted as counsel to Global Self Storage, Inc., a Maryland corporation (the "Company"), in connection with the registration statement (the "Registration Statement") on Form S-3 (File No. 333-283417), filed with the Securities and Exchange Commission (the "Commission") on November 22, 2024, under the Securities Act of 1933, as amended and the rules and regulations thereunder, and declared effective on December 6, 2024.

We are furnishing this letter to you in connection with the offer and sale by the Company from time to time of the Company's shares of common stock, par value $0.01 per share ("Common Stock"), having an aggregate offering price of up to $15,000,000 (collectively, the "Shares"), which are to be sold by the Company in accordance with the terms of the At the Market Offering Sales Agreement, dated April 4, 2025 (the "Sales Agreement"), by and between the Company and A.G.P./Alliance Global Partners (the “Agent”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. In examining all such documents, we have assumed the genuineness of all signatures, the authenticity of all documents purported to be originals and the conformity to the respective originals of all documents submitted to us as certified, telecopied, photostatic, or reproduced copies or in portable document format. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law and fact as we have deemed necessary, we are of the opinion that following the (i) issuance of the Shares pursuant to the terms of the Sales Agreement, and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the board of directors of the Company, the Shares will be legally issued, fully paid, and nonassessable.

The opinion set forth in this letter relates only to the Maryland General Corporation Law, currently in effect, and we express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability or effect of the law of any other jurisdiction. We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus supplement which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP